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Netivation.com Expands B2B Platform with Acquisition of Home Medical Equipment
Distributor May 12, 2000

WASHINGTON, D.C. (May 12, 2000) - Netivation.com (NASDAQ-NM: MDNX) today announced it has signed a definitive agreement to acquire Pinnacle MedSource, Inc., a home medical equipment and disposables distributor to the $12 billion home medical equipment industry. Pinnacle MedSource will become part of Netivation's MedMarket division. Financial details of the agreement were not disclosed.

Founded in June 1996, Pinnacle MedSource, Inc. is a medical distribution company specializing in wholesale distribution to providers and dealers of medical equipment for disabled and home bound patients. The company, located in Atlanta, Ga., distributes products in 15 states for companies such as Omron, Rubbermaid, and Salter Labs.

With the acquisition of a distribution company, MedMarket.com will have the ability to warehouse products for its existing distributors that are not able to ship small orders to clinics, physician's offices, and individual nurses.

"This acquisition underscores the emphasis Netivation.com is placing on MedMarket's B2B e-commerce and distribution channels. Over time, MedMarket.com will use its online technologies to enable Pinnacle's clients to purchase a broader range of products via the Internet," said Tony Paquin, chairman, president and CEO of Netivation.com.

"We believe that Netivation's technological expertise will greatly benefit our established client base and offer us the ability to expand from regional to national distribution. This acquisition will also be a springboard to provide additional services, such as online ordering and a comprehensive Web site, while ensuring our continued ability to exceed the expectations of our customers," said Steve Miller, Co-founder and President of Pinnacle MedSource.

Pinnacle MedSource's unaudited financial statements show that revenue grew 60 percent from 1998 to 1999, closing the year at $2.2 million and breaking even on a net income level. Upon closing of the transaction, Pinnacle MedSource, Inc. will remain in Atlanta and be operated as a wholly owned subsidiary of Netivation.com. The transaction is expected to be completed within the next month upon satisfaction of the parties' conditions to closing.

About Netivation.com, Inc.

Netivation.com, Inc. (www.netivation.com) is a public company with offices in Coeur d'Alene, Idaho and Washington, D.C. It's stock is traded on the NASDAQ-National Market under the symbol MDNX.

Netivation's healthcare division, MedMarket.com, focuses on business-to-business e-commerce in the Internet healthcare sector. The company's medical e-commerce site, MedMarket.com, targets primary care physicians, clinics, hospitals, medical supply companies, medical students and others in the healthcare market. Practix, the company's Web-based physician's office management system, targets application service providers (ASPs) and Internet service providers (ISPs). This news release contains certain forward-looking statements concerning Netivation.com's positioning for the future. As required by the Private Securities Litigation Reform Act of 1995, the company advises that forward-looking statements are subject to risks known and unknown, uncertainties and other factors that could cause the company's actual results, performance, or achievements to differ materially from those stated or inferred by forward-looking statements. Such risks and uncertainties are discussed in detail in Netivation.com's registration statement, filed with the Securities and Exchange Commission on June 22, 1999. Bear in mind that the registration statement discussion is effective only as of the date of filing and the risks and uncertainties could change after such date. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.